

Mail Stop 7010

April 9, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Randall J. Hylek
Chief Financial Officer
The L.S. Starrett Company
121 Crescent Street
Athol, Massachusetts 01331

      RE: Form 10-K for the fiscal year ended June 28, 2008
               Form 10-Q for the period ended December 27, 2008
               Definitive Proxy Statement filed September 17, 2008
                   File No. 1-367

Dear Mr. Hylek:

      We have reviewed your response letter dated March 27, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED JUNE 28, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

2. We note your responses to prior comments 9 and 10. Please disclose the information that you provided in your responses.

Management's Discussion and Analysis, page 11

General

3. We note your response to prior comment 3. You state that the increase in North American sales was driven primarily by increases in the volume of goods sold with a lesser impact due to increases in prices and the introduction of new products. Please quantify the extent to which the increase was due to each of these factors. We note the additional disclosure you propose to provide to quantify the extent to which each factor contributed to the overall change in gross margin. Please provide similar quantitative disclosures for significant changes in other items including selling, general and administrative costs.

Critical Accounting Policies, page 15

4. We note your response to prior comment 5. For any asset groups which have been tested for impairment in accordance with SFAS 144, please consider providing a sensitivity analysis of the material assumptions used to determine fair value based upon reasonably likely changes. You should discuss whether reasonably likely changes in key assumptions such as sales growth rates and discount rates may result in an impairment charge. You should also consider disclosing the carrying value for any asset groups for which the carrying value is close to the estimated fair value.

5. We note your response to prior comment 6 and have the following comments:
   - As previously requested, please address how you determined that you have two reporting units. Specifically, we note that your response to prior comment 12 indicates that you have nine operating segments pursuant to paragraph 10 of SFAS 131. Given that paragraph 30 of SFAS 142 indicates that a reporting unit is an operating segment or one level below an operating segment, please help us understand how you determined your two reporting units; and
   - Please consider disclosing the difference between the estimated fair value and carrying value of each of your reporting units. In addition to the sensitivity analysis that you will provide for significant assumptions, please also discuss whether reasonably likely changes in these assumptions may result in an impairment charge. Please also discuss what consideration was given to your current market capitalization in your impairment analysis.

Note 13. Operating Data, page 43

6. We note your response to prior comment 12. Please show us supplementally what additional disclosures you will provide. Your disclosures should include how you

determine your operating and reportable segments, including if you aggregate operating segments. Refer to paragraph 26 of SFAS 131.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 27, 2008

General

7. Please address the above comments in your interim filings as well.

DEFINITIVE PROXY STATEMENT FILED SEPTEMBER 17, 2008

Cash Incentive Compensation, page 7

8. We note your response to comment 19 in our letter dated February 26, 2009. However, your cash incentive compensation disclosure does not adequately address how the compensation committee determined the amount and formula for each executive officer. See Item 402(b)(1)(v) of Regulation S-K. In future filings, please quantify IBT and net sales and discuss in greater detail how those amounts are calculated and analyzed to generate the cash incentive award for each executive officer.

   With respect to the cash bonus plan for Mr. Aspin, we note that you believe disclosure of the performance targets used to calculate compensation awards would result in competitive harm. Please provide us your analysis that demonstrates that this disclosure could cause competitive harm based on your particular facts and circumstances. Your response that disclosing target information could cause competitive harm could apply to many registrants. Please also explain how this would affect you differently than other companies who disclose performance targets. Alternatively, in future filings, please quantify the target and actual corporate performance measures (e.g., sales and IBT) used to award any cash incentive compensation.

*   *   *   *

   Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Errol Sanderson, at (202) 551-3746 or, in his absence, Brigitte Lippmann, Attorney, at (202) 551-3713 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief